Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report dated March 2, 2026, except for Note 2 and Note 3, as to which the date is April 28, 2026 in the Company’s Annual Report on Form 20-F, as amended, relating to the audit of the consolidated balance sheets of Park Ha Biological Technology Co., Ltd. and its subsidiaries (collectively the “Company”) as of October 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2025, and the related notes (collectively referred to as the financial statements).

We also consent to the reference to our firm under the heading “Experts” in such Annual Report on Form 20-F/A.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 28, 2026	Certified Public Accountants
PCAOB ID: 1171